QUIT CLAIM AGREEMENT

THIS AGREEMENT is made as of the 27th day of ~~August~~ September, 2007.

BETWEEN:

PINNACLE MINES LTD

(Referred to herein as "Pinnacle")

OF THE FIRST PART

AND:

ALMADEN MINERALS LTD

(Referred to herein as "AML")

OF THE SECOND PART

WHEREAS:

A. AML and Pinnacle are parties to an Option Agreement dated for reference 24th July 2006 (the "Option "). Words defined in the Option shall have the same meaning in this Quit Claim unless the context otherwise requires.

B. Pursuant to the Option Pinnacle conducted some Mining Work (the "performed work") but performed work was in an amount insufficient to fulfill the Expenditures necessary for the exercise of the option granted under the Option and Pinnacle issued and delivered to AML 150,000 common shares of Pinnacle in accordance with section 3.1 of the Option (the "Shares")

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Pinnacle hereby on behalf of itself and any successor or assign hereby transfers, quit claims and relinquishes absolutely to AML and its successor and assigns any and all right, title and interest in the Option and the Property .

3. Pinnacle hereby agrees to forthwith deliver to AML any information and data developed or generated by it and any agents or consultants on its behalf in the conduct of the performed work and to forthwith re-deliver to AML an information and data provided by AML to Pinnacle and Pinnacle agrees that all of such information is confidential information and that AML may use or disclose (to any third party or to the public generally) any or all such confidential information as it deems desirable, without obligation or liability whatsoever to Pinnacle.

4. AML agrees forthwith to return the Shares to Pinnacle

5. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and assigns.

6. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia applicable therein.

7. This Agreement may be signed by the parties in counterparts and may be delivered by facsimile, each of which when delivered shall be deemed to be an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PINNACLE MINES LTD
By

Authorized Signatory

ALMADEN MINERALS LTD.
By

Authorized Signatory